MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

August 8, 2013

BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Funds (“Trust”) Form N-14 Registration Statement
(SEC File No. 333-189843)

Ladies and Gentlemen:

Filed herewith via EDGAR is correspondence responding to the following comment received from Christina DiAngelo on August 8, 2013 relating to Pre-Effective Amendment No. 1 to the Trust’s Form N-14 Registration Statement (combined information statement/prospectus).  The Registration Statement has been filed in connection with the proposed reorganization of the Disciplined Equity Fund, a series of the Trust, with and into the Investors Fund, another series of the Trust.

1.
Comment:  Please file (as correspondence) a letter explaining the Trust’s understanding that the Staff requires the fee table in the Form N-14 Registration Statement to be shown as of the date of the most recent audited financial statements.  Nevertheless, the Staff is willing to permit the Trust to show the data in the fee table as of the date of the most recent unaudited financial statements (4-30-13), so long as the Trust can make a representation that the data presented (including the pro forma data) would have been the same had it been shown as of the date of the most recent audited financial statements (12-31-12).

Response:  The Trust understands the Staff’s position and will make note of this for future filings.  In addition, the Trust hereby represents that the data presented in the fee table (including the pro forma data), which is presented as of the date of the most recent unaudited financial statements (4-30-13) would have been the same had it been shown as of the date of the most recent audited financial statements (12-31-12).

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If you have any questions or comments regarding this letter, please call the undersigned at the telephone number listed above.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer

Cc:           Kieran Brown (SEC)
Christina DiAngelo (SEC)